UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)


                   Larry L. Symons, Vice President of Finance
                       Ellwood City Forge Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
CUSIP No. 913837100

1.    NAME OF REPORTING PERSON      Ellwood City Forge Investment Corp.
                                    --------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 51-0252828
                                                 -------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [   ]
                                                                     (b)   [   ]
3.    SEC USE ONLY




4.    SOURCE OF FUNDS   WC
                        --------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                             -----------------------------------

      NUMBER OF               7.    SOLE VOTING POWER                    325,500
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                        0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER               325,500
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                   0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   325,500
                                                                     -----------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.2%
                                                           ---------------------

14.   TYPE OF REPORTING PERSON   CO
                                 -----------------------------------------------




                               Page 2 of 9 Pages

Item 1.  Security and Issuer.

            This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy Products, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 Mayer Street, Bridgeville, Pennsylvania 15017.

Item 2.  Identity and Background.

            (a)-(c) and (f) This statement is being filed by Ellwood City Forge Investment Corp., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business offices are located at 103 Springer Building, 3411 Silverside Road, Wilmington, DE 19810. The Reporting Person is a wholly owned subsidiary of Ellwood Group, Inc., a Pennsylvania corporation ("EGI"). EGI's principal business offices are located at 800 Commercial Avenue, Ellwood City, PA 16117.

            As of the date of this Schedule 13D, the Reporting Person is a holding company the primary activities of which are to hold the stock of various other companies, invest excess funds, and lend funds to affiliated companies. EGI is a company whose various operating subsidiaries are engaged in forging and the manufacture, distribution, and sale of steel and iron products.

            The names of the directors and executive officers of each of the Reporting Person and EGI and their respective business addresses, citizenship, and present principal occupations or employment, as well as the names, principal businesses, and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

            (d)-(e) Neither the Reporting Person nor, to the best of its knowledge, EGI or any of the persons listed on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person nor, to the best of its knowledge, EGI or any of the persons listed on Schedule I has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                               Page 3 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

            On January 26, 1999, the Reporting Person purchased 102,500 shares of Common Stock of the Issuer for $615,000.00 in cash, all of which was obtained from working capital of the Reporting Person.

Item 4.  Purpose of Transaction.

            The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. In addition to acquiring the Common Stock for investment purposes, the Reporting Person and EGI are hopeful that the anticipated communications between the parties will give rise to an opportunity to develop more commercial relationships between the Issuer and EGI for the mutual benefit of both EGI and the Issuer. Depending upon the Reporting Person's ongoing evaluation of the Issuer's business, operations and prospects, and future developments, the Reporting Person may take further actions that the Reporting Person deems advisable, including, without limitation, disposing of any or all shares of Common Stock presently owned by it, or acquiring additional shares of Common Stock from time to time. The Reporting Person and EGI have been familiar with the business operations of the Issuer for a considerable period of time and may from time to time communicate with representatives of the Issuer to discuss the business and prospects of the Issuer. As of the date of this statement, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

            (a)-(b) The Reporting Person directly owns 325,500 shares of Common Stock, constituting approximately 5.2% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 6,315,450 shares of Common Stock of the Issuer outstanding as of October 30, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998). Subject to the following paragraph regarding EGI's relationship with the Reporting Person, the Reporting Person has the sole power to vote and the sole power to dispose of the 325,500 shares of Common Stock owned by it.

            By virtue of its position as the sole shareholder of the Reporting Person, EGI may be deemed to beneficially own all of the shares of Common Stock of the Issuer directly owned by the Reporting Person. Accordingly, EGI may be deemed to ultimately direct the Reporting Person with respect to voting and disposition of the shares of Common Stock of the Issuer owned by the Reporting Person.

             To the best of the Reporting Person's knowledge, neither EGI nor any of the persons set forth on Schedule I beneficially owns any shares of the Common Stock of the Issuer,




                               Page 4 of 9 Pages
except  that  David  E.  Barensfeld,  President,
Secretary, and Director of the Reporting Person, is the Trustee of a trust for the benefit of his daughter that owns, among other things, 100 shares of Common Stock of the Issuer.

            (c) In addition to the shares of Common Stock acquired by the Reporting Person on January 26, 1999 as described above, the Reporting Person has purchased a total of 223,000 shares of Common Stock within the past 60 days as set forth below. All of the following purchases were made with cash.



      DATE OF PURCHASE        NUMBER OF SHARES        TOTAL PURCHASE PRICE
      ----------------        ----------------        --------------------
      12/10/98                 61,000                 $  388,875.00
      12/23/98                  2,000                 $   13,000.00
      12/29/98                155,000                 $1,065,625.00
      01/19/99                  5,000                 $   32,500.00


            To the best of the Reporting Person's knowledge, neither EGI nor any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.  Material to be Filed as Exhibits.

            Not applicable.




                               Page 5 of 9 Pages

Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    ELLWOOD CITY FORGE INVESTMENT CORP.



                                    By: /s/ LARRY L. SYMONS
                                        ------------------------------
                                        Larry L. Symons
                                        Vice President of Finance, Treasurer,
                                        and Assistant Secretary

Dated:  February 5, 1999



                               Page 6 of 9 Pages

                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON AND EGI

            The names, business addresses, and principal occupations, if any, of the directors and executive officers of each of the Reporting Person and EGI, respectively, are set forth below. If no business address is given, the director's or executive officer's business address is 800 Commercial Avenue, Ellwood City, PA 16117. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


THE REPORTING PERSON
--------------------

DAVID E. BARENSFELD
President, Secretary, and Director
of the Reporting Person
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

LARRY L. SYMONS
Vice President, Treasurer, and Assistant
Secretary of the
Reporting Person
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

LINDA A. BEARD
Director of the Reporting Person
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810

GEORGE P. WARREN, JR.
Assistant Secretary, Assistant Treasurer, and
Director of the Reporting Person
103 Springer Building
3411 Silverside Road
Wilmington, DE 19810


                               Page 7 of 9 Pages

EGI
---

DAVID E. BARENSFELD
President, Chief Executive Officer, Secretary, and
Director of EGI

ROBERT BARENSFELD
Chairmen of the Board of Directors
of EGI

LARRY L. SYMONS
Vice President of Finance, Treasurer,
Assistant Secretary, Chief Financial Officer, and Director of EGI

JANICE E. BARENSFELD
Director of EGI

CHRISTINE BARENSFELD
Director of EGI

JOHN M. SCHANZ
Director of EGI

JOYCE E. SCHANZ
Director of EGI

JOHN SCHANZ III
Director of EGI and
Vice President of
Van Rooy Coffee Co.
2900 Detroit Ave.
Cleveland, OH 44114

J. Robert Van Kirk
Assistant Secretary and Director of EGI
Partner in the law firm of Kirkpatrick & Lockhart LLP
1500 Oliver Building
Pittsburgh, PA 15222



                               Page 8 of 9 Pages

ROGER AHLBRANDT, JR.
Director of EGI and
Dean of the Business School at
Portland State University
P.O. Box 751
Portland, OR 97207

ROBERT RUMCIK
Director of EGI and
President of Ellwood Quality Steels Company
700 Moravia Street
New Castle, PA 16101

KEVIN J. HANDERHAN
Director of EGI and
President of Ellwood City Forge Division and Ellwood Steel Belgium